Via Facsimile and U.S. Mail
Mail Stop 4720

August 6, 2009

Lawrence W. Briscoe
Chief Financial Officer
Maxygen, Inc.
515 Galveston Drive
Redwood City, CA 94063

Re: Maxygen, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2009
File Number: 000-28401

Dear Mr. Briscoe,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief